Vsurance, Inc.

540 N Golden Circle, Suite 304

Santa Ana, California 92705

330-232-3053 – Fax 714-731-2969

February 7, 2008

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Vsurance, Inc.
Revised Preliminary Statement on Schedule 14C
Filed December 31, 2007
File No. 0-52279

Ladies and Gentlemen:

Vsurance, Inc., a Nevada corporation (the “Company”), hereby files this correspondence and responds to your comments in your letter dated February 6, 2008.

General

1.	We have reviewed the legal opinion by your counsel. The opinion does not appear to us to pass on the legality under Nevada law of the board of directors increasing the number of authorized shares of preferred stock without shareholder consent. We continue to believe that the statute on its face merely authorizes the board of directors to establish the voting powers, designations, preferences, limitations, restrictions and relative rights of a particular class of preferred stock, if the articles of incorporation of the company provide for a sufficient number of shares of “blank check” preferred stock to accommodate the designation. We also note that counsel is not admitted to practice in Nevada and disclaims any opinion under Nevada law. However, given that you are now proposing to distribute an information statement regarding majority shareholder ratification of an increase in the number of authorized shares of preferred stock we have no further comment on this issue at this time.

Based on the government’s statement in question 1 no further response of the company is required at this time.

2.	We understand that the company has already issued shares of Series E preferred stock. Note A to Schedule 14A, applicable to Schedule 14C by operation of Item 1 of Schedule 14C, requires certain disclosures regarding the issuance transactions, because the ratification of the creation of this series is in effect a ratification of the issuance transactions. Please provide the information required by Item 11(c) of Schedule 14A with respect to the issuance of your Series E preferred stock. Item 11(c) of Schedule 14A is applicable to Schedule 14C by operation of Item 1 of Schedule 14C.

The Company has amended its 14C for the additional disclosures. We believe Item 11(c) of Schedule 14A does not apply since no new stock was issued. We do however believe that Item 12(c) of Schedule 14A is applicable.

Item 12. Modification or Exchange of Securities.

If action is to be taken with respect to the modification of any class of securities of the registrant, or the issuance or authorization for issuance of securities of the registrant in exchange for outstanding securities of the registrant furnish the following information:

c.	State the reasons for the proposed modification or exchange and the general effect thereof upon the rights of existing security holders.

Reason for exchange:

On December 21, 2007 the Board of Directors approved a resolution to return 12,450,000 common shares back to a preferred status since these were encumbered shares and served as collateral for the Samir Financial loan. The preferred shares of stock were collateral for a company loan obtained in 2005 and should not have been converted to common in October of 2007 . Since the preferred class A series no longer existed the common shares were exchanged for preferred class E shares. This action was taken in order to restore compliance with the collateral requirements of the Samir loan and stop the immediate foreclosure by the lender. Since these preferred class series E shares convert 1:1 and are non-voting no consideration was given by the Company for this transaction.

General effect:

By restoring common shares to preferred stock the Company remained in compliance with the collateral requirements on the loan and stayed off the immediate impending foreclosure. Since these preferred class series E shares convert 1:1 and are non-voting no consideration was given by the Company for this transaction.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ W. Russell Smith
W. Russell Smith
CEO